Exhibit 21.1
Virtus Investment Partners, Inc. Subsidiary List

Name	Jurisdiction

Cliffwater Investments, LLC	Delaware

Duff & Phelps Investment Management Co.	Illinois

ETF Distributors LLC	Delaware

ETFis Holdings LLC	Delaware

Euclid Advisors LLC	New York

Kayne Anderson Rudnick Investment Management, LLC	California

Newfleet Asset Management, LLC	Delaware

Rampart Investment Management Company, LLC	Delaware

Virtus Alternative Investment Advisers, Inc.	Connecticut

Virtus ETF Advisers LLC	Delaware

Virtus ETF Solutions LLC	Delaware

Virtus Fund Services, LLC	Delaware

Virtus Investment Advisers, Inc.	Massachusetts

Virtus Partners, Inc.	Delaware

Virtus Retirement Investment Advisers, LLC	Delaware

VP Distributors, LLC	Delaware

Zweig Advisers LLC	Delaware